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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          Date of Report: May 13, 1998



                                BAAN COMPANY N.V.


                               Vanenburgerallee 13
                                 3882 RH Putten
                                 The Netherlands
                                       and
                         11911 Freedom Drive, Suite 300
                           Reston, Virginia USA 20190
                   (Addresses of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F [X]          Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes [ ]                 No [X]



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                                BAAN COMPANY N.V.
                                    FORM 6-K


1.      CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANTS


        Moret, Ernst & Young Accountants, Utrecht, The Netherlands, has resigned as the Registrant's independent auditors. The resignation does not affect their audit of the consolidated financial statements of the Registrant and its subsidiaries as of December 31, 1997. Moret, Ernst & Young has advised the Registrant that because of the contemplated business relationship that is proposed to be entered into between the Registrant and Ernst & Young, LLP (the United States affiliated firm of Moret, Ernst & Young), they should not continue to act as the Registrant's independent auditors. Ernst & Young, LLP is currently in negotiations with the Registrant to conclude a worldwide software consultancy agreement.

        Effective May 13, 1998, the Registrant has engaged Coopers & Lybrand N.V. to audit the Registrant's consolidated financial statements for the fiscal year ending December 31, 1998. The engagement of Coopers & Lybrand N.V. has been reviewed and approved by the Audit Committee and by the Board of Supervisory Directors of the Registrant.

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                                   SIGNATURES:

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    BAAN COMPANY N.V.



                                    By: /s/ N.M. (Klaas) Wagenaar
                                        ----------------------------------------
                                        N.M. (Klaas) Wagenaar
                                        Senior Vice President, Administration &
                                        Chief Financial Officer and Chief
                                        Operating Officer
Date:  May 13, 1998


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